Julie Sterner Patel
215-988-2887
Julie.Patel@dbr.com
December 16, 2010
VIA EDGAR
Ms. Deborah Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions (“Registrant”) Post-Effective Amendment No. 35 (File Nos. 33-18781 and 811-5407)
Dear Ms. Johnson:
     The following responds to the comments we received from you on December 1, 2010, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the Post-Effective Amendment). The Post-Effective Amendment was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, to bring Registrant’s prospectus and statement of additional information into compliance with the recent amendments to Form N-1A. Per your request, we have also attached the final version of the “Portfolio Fees and Expenses” table for the Money Market Portfolio as Exhibit A. Our responses (in bold) follow your comments.
Comments Related to Summary Section of Money Market Portfolio
     1. Comment: The Summary Section for the Money Market Portfolio states that the investment objective of the Portfolio is to “maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing in high quality money market instruments...”. Please confirm whether “by investing” is part of the Money Market Portfolio’s investment objective.
     Response: Registrant confirms that the language “by investing” is part of the Money Market Portfolio’s investment objective.
     2. Comment: The footnote to the “Annual Portfolio Operating Expenses” table for the Money Market Portfolio states that “The Administrator has agreed to reduce or limit ‘Total Annual Portfolio Operating Expenses’ of the Portfolio (excluding interest, taxes, brokerage and extraordinary expenses exclusive of any offset arrangements) to

Ms. Deborah Johnson

December 16, 2010
0.20% of the Portfolio’s average daily net assets...”. The language “exclusive of any offset arrangements” is confusing. Please explain the meaning of the language and consider revising.
     Response: Registrant will delete the language in question.
     3. Comment: In regards to the Expense Example for the Money Market Portfolio Summary Section, please confirm that the administrator-related fee waiver is only taken into account for the 1-year period.
     Response: Registrant has confirmed same to ensure compliance with Instruction 4(a) to Item 3 of Form N-1A.
     4. Comment: Under “Principal Investment Strategies,” the language “pertaining thereto” in the phrase “Repurchase agreements pertaining thereto” is not plain English. Please explain what the repurchase agreements are related to.
     Response: Registrant will revise the disclosure as follows: “Repurchase agreements pertaining to the securities described above”.
     5. Comment: Please add “Federal Deposit Insurance Corporation” to the following language under the “Principal Risks of Investing in the Portfolio” section so that it reads as follows: “An investment in the Portfolio is not a deposit of any credit union and is not insured or guaranteed by the National Credit Union Share Insurance Fund, the National Credit Union Administration (“NCUA”), the Federal Deposit Insurance Corporation or any other governmental agency...”.
     Response: Registrant will make the requested changes.
     6. Under “Performance,” delete the following language as it is not specifically provided for in Item 4(b)(2)(i) of Form N-1A: “The bar chart (including “Best Quarter” and “Worst Quarter” information) and table assume reinvestment of dividends and distributions” and “Performance reflects expense limitations in effect. If expense limitations were not in place, the Portfolio’s performance would have been reduced.”
     Response: Registrant will make the requested changes.
Comments Related to Summary Sections of the Bond Portfolios
     7. Comment: Under “Principal Investment Strategies,” the language “pertaining thereto” in the phrase “Repurchase agreements pertaining thereto” is not plain English. Please explain what the repurchase agreements are related to.
     Response: Registrant will revise the disclosure as follows: “Repurchase agreements pertaining to the securities described above”.

Ms. Deborah Johnson

December 16, 2010
     8. Comment: The Summary Section for each Portfolio should be able to stand on its own so please clarify what type of short-term obligations are meant to be included in the following language under “Principal Investment Strategies”: “Short-term obligations that are permitted investments for the Money Market Portfolio.”
     Response: Registrant will add the following to the end of the disclosure: “, such as U.S. Government Securities and related custodial receipts, and U.S. dollar-denominated obligations issued or guaranteed by U.S. banks with total assets exceeding $1 billion (including obligations issued by foreign branches of such banks), but only to the extent permitted under the Federal Credit Union Act and the rules and regulations thereunder”.
     9. Comment: Please tweak the duration language on page 16 of the Prospectus and move the disclosure so that the disclosure appears under the “Portfolio Duration (under normal interest rate conditions)” heading in the Bond Portfolios’ respective Summary Sections.
     Response: Registrant believes that a significant portion of the disclosure on page 16 of the Prospectus is not necessary or appropriate for the Summary Sections and will leave the disclosure as is. However, Registrant will delete the language presently under the caption “Portfolio Duration (under normal interest rate conditions)”on page 6 (Ultra-Short Duration Government Portfolio) and page 9 (Short Duration Portfolio) and in their place add the following respective paragraphs:
     Ultra-Short Duration Government Portfolio
The Portfolio’s target duration is that of the Six-Month U.S. Treasury Bill Index to the One-Year U.S. Treasury Note Index and its maximum duration is that of a Two-Year U.S. Treasury Security (the Portfolio’s duration approximates its price sensitivity to changes in interest rates). Over the past ten years, the duration of the Six-Month U.S. Treasury Bill Index, the One-Year U.S. Treasury Note Index and a Two-Year U.S. Treasury Security have been approximately 0.49, 1.00, and 1.93, respectively.
     Short Duration Portfolio
The Portfolio’s target duration is equal to that of the Two-Year U.S. Treasury Index and its maximum duration is that of a Three-Year U.S. Treasury Security (the Portfolio’s duration approximates its price sensitivity to changes in interest rates). Over the past ten years, the duration of the Two-Year U.S. Treasury Index and a Three-Year U.S. Treasury Security have been approximately 1.93 and 2.64, respectively.

Ms. Deborah Johnson

December 16, 2010
     10. Comment: Under the heading “Portfolio Duration (under normal interest rate conditions)” the “Target” and “Maximum” are described by referencing indices. The SEC branch chief expressed concern that duration should be described in terms of years and not just by referencing an index.
     Response: Registrant believes the additional disclosure being added under “Portfolio Duration (under normal interest rate conditions)” (see comment above) should address the branch chief’s concern.
     11. Comment: Under “Performance,” delete the following language as it is not specifically provided for in Item 4(b)(2)(i) of Form N-1A: “The bar chart (including “Best Quarter” and “Worst Quarter” information) and table assume reinvestment of dividends and distributions.”
     Response: Registrant will make the requested changes.
     12. Comment: In order to conform to Item 4(b)(2)(i), please add “(before and after taxes)” so that the narrative under the “Performance” section reads as follows: “The Portfolio’s past performance (before and after taxes) is not necessarily an indication of how it will perform in the future.”
     Response: Registrant respectfully declines this comment. Registrant’s units are sold only to credit unions, which are exempt from federal income taxation on any income, dividends, or capital gains realized as the result of purchasing, holding, exchanging or redeeming units of the Portfolios. See Section C.3(d)(iii)(A) of the General Instructions to Form N-1A.
     13. Comment: If applicable, at the end of the “Performance” section narrative please include a statement that updated performance information is available and provide a website address and/or toll-free (or collect) telephone number where the updated information may be obtained (Item 4(b)(2)(i)).
     Response: Registrant will make the requested changes.
     14. Comment: Under the “Average Annual Total Return” chart, please add rows for “Return Before Taxes” and “Return After Taxes” to conform to Item 4(b)(2).
     Response: Registrant respectfully declines this comment. Registrant’s units are sold only to credit unions, which are exempt from federal income taxation on any income, dividends, or capital gains realized as the result of purchasing, holding, exchanging or redeeming units of the Portfolios. See Section C.3(d)(iii)(A) of the General Instructions to Form N-1A.
     15. Comment: Please explain why there are three indices listed in the “Average Annual Total Return” chart for the Ultra-Short Duration Government Portfolio.

Ms. Deborah Johnson

December 16, 2010
     Response: Instruction 2(b) to Item 4 of Form N-1A encourages registrants to list more than one index by stating that “[a] Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).”
     16. Comment: Delete the asterisk footnotes under the “Average Annual Total Return” chart that list the names of the indices and that they do not reflect any deduction for fees and expenses, and instead after the name of each index listed in the chart, add “(reflects no deduction for fees or expenses)”.
     Response: Registrant will make the requested changes.
     17. Comment: For the Short Duration Portfolio, the following language under the “Average Annual Total Return” chart should be removed: "During the fiscal year ended August 31, 2004, one of the principal investment strategies of the Portfolio was revised to provide that the Portfolio intends to invest a substantial portion (formerly 80%) of its net assets in mortgage-related securities.” If you would like to keep the language in the Prospectus the proper location would be under Item 9 (Principal Investment Strategies) of Form N-1A.
     Response: Registrant respectfully declines this comment. Registrant believes that investors should be made aware of the change in strategy when evaluating performance because it may have had an impact on performance.
Comments Related to Summary Section of Each Portfolio
     18. Comment: For the “Annual Portfolio Operating Expenses” table for each Portfolio, the category for “Administration Fees” needs to be moved so that it is a subcaption under the category for “Other Expenses” as required by Instruction 3(c)(iii) to Item 3 of the Form N-1A Rules.
     Response: Registrant will make the requested changes.
     19. Comment: For each “Average Annual Total Return” table, change “Since Inception” to “Life of Portfolio” to conform to Item 4(b)(2).
     Response: Registrant will make the requested changes.
     20. Comment: For each “Average Annual Total Return” table, please delete the following asterisk footnote as its is reflected numerically above in the “Total Return” section: “Please note that “Best Quarter” and “Worst Quarter” figures are applicable only to the time period covered by the bar chart.”
     Response: Registrant will make the requested changes.

Ms. Deborah Johnson

December 16, 2010
Statutory Prospectus
     21. Comment: The following language on page 14 under “THE FUND’S MONEY MARKET INVESTMENT PHILOSOPHY” seems a little strong and we suggest revising: “Since 1988, the Investment Adviser has actively managed the Money Market Portfolio to provide credit union investors with the greatest possible preservation of principal and income potential.”
     Response: Registrant respectfully declines this comment.
     22. Comment: The following bulleted disclosure on page 15 under “Managing Liquidity — Factors that the Investment Adviser’s portfolio managers continuously monitor and that affect the liquidity of the Money Market Portfolio include:” does not make sense: “The Money Market Portfolio’s investors and other factors that influence the asset volatility of the Money Market Portfolio.” Please explain or revise accordingly.
     Response: Registrant believes that the disclosure is accurate given that the Portfolio’s units are only offered to credit unions. Credit union investors are exclusively institutional investors, resulting in purchases and redemptions of large dollar amounts. The nature of the credit union business is also very cyclical in regards to liquidity.
Statement of Additional Information
     23. Comment: Add “During Past 5 Years” to the column heading “Other Directorships Held by Trustee” on page B-6 to comply with Item 17(b)(3)(ii) of Form N-1A.
     Response: Registrant respectfully declines this comment as the captions for the table are as set forth in Item 17(a)(1).
     24. Comment: In regards to the Short Duration Portfolio, please provide some explanation regarding the following language on page B-50 under “Investment Restrictions”: “The Fund may not: (1) Invest any one Portfolio in the instruments of issuers conducting their principal business activity in the same industry if immediately after such investment the value of such Portfolio’s investments in such industry would exceed 25% of the value of its total assets... and provided further that during normal market conditions the Short Duration Portfolio intends to invest at least 25% of the value of its total assets in mortgage-related securities.” The SEC considers privately issued mortgage securities an industry. Please advise as to how TCU implements this policy and whether it interprets privately issued mortgage securities as an industry. Also, has the Short Duration Portfolio ever held 25% or more of its assets in privately issued mortgage securities or does it plan to do so in the future?

Ms. Deborah Johnson

December 16, 2010
     Response: For industry concentration purposes, Registrant considers privately issued mortgage-related securities to be a type of “mortgage-related security”. As stated in the fundamental investment restriction, “during normal market conditions the Short Duration Portfolio intends to invest at least 25% of the value of its total assets in mortgage-related securities.” Because the Portfolio is normally concentrated in mortgage-related securities, as disclosed in its Prospectus and SAI, Registrant does not routinely monitor the percentage of the Portfolio’s assets that is invested in agency and privately issued mortgage securities. Registrant notes that at August 31, 2009 and August 31, 2010, the percentage of the Portfolio’s assets invested in privately issued mortgage-backed securities was 4.1% and 3.26%, respectively.
     We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-2887, or in my absence, Mary Jo Reilly at 215-988-1137.
Sincerely,
/s/ Julie Sterner Patel
Julie Sterner Patel

Enclosures
cc:	Mr. Jay Johnson Mary Jo Reilly, Esq.

EXHIBIT A
MONEY MARKET PORTFOLIO — SUMMARY SECTION
Portfolio Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold units of the Portfolio.

Unitholder Fees
(fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases		None
Maximum Deferred Sales Charge (Load)		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends		None
Redemption Fees		None
Exchange Fees		None
Maximum Account Fee		None

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):

Management Fees		0.18%
Other Expenses		0.22%
Administration Fees	0.10%
Other Operating Expenses	0.12%
Total Annual Portfolio Operating Expenses		0.40%
Fee Waiver and/or Expense Reimbursement		(0.20	%)(1)
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement		0.20	%(1)

(1)	The Administrator has agreed to reduce or limit “Total Annual Portfolio Operating Expenses” of the Portfolio (excluding interest, taxes, brokerage and extraordinary expenses) to 0.20% of the Portfolio’s average daily net assets. This expense reduction/limitation will remain in effect through at least December 31, 2011 and, prior to such date, the Administrator may not terminate the arrangement without the approval of the Trust for Credit Unions’ Board of Trustees.

TRUST FOR CREDIT UNIONS
4400 Computer Drive
Westborough, MA 01581
December 16, 2010
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trust for Credit Unions (“Registrant”)/Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A (1933 Act Registration No. 33-18781) (1940 Act Registration No. 811-05407)
Ladies and Gentlemen:
     Attached is a letter responding to the staff’s comments on Post-Effective Amendment No. 35 to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).
     Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment. Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Post-Effective Amendment may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Post-Effective Amendment. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

Trust for Credit Unions

By:	/s/ Julie Sterner Patel Julie Sterner Patel